SEC
Mail Processing
Section
MAR 16 2020
Washington DC
413

20012968

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BentallGreenOak Real Estate US LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Madison Avenue, Suite 1800
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lori Biancamano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BentallGreenOak Real Estate US LLC, as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STATE OF New York
COUNTY OF New York

The foregoing instrument was acknowledged before me this 13th day of March 2020, by Lori Biancamano

Jennifer M. Mockler — Notary Public's Signature
Jennifer M. Mockler — Notary Name
My Commission Expires July 6, 2022

Lori Biancamano
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BentallGreenOak

BentallGreenOak Real Estate US LLC

Statement of Financial Condition

December 31, 2019

Filed Pursuant to Rule 17A-5(e)(3) As a Public Document

BentallGreenOak Real Estate US LLC
Index
December 31, 2019

Page(s)

Statement of Financial Condition:

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Christopher Niehaus, Manager and Chief Executive Officer,
Lori Biancamano, Chief Financial Officer, and
Member

285 Madison Avenue
Suite 1800
New York, NY 100117

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of BentallGreenOak Real Estate US LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

BDO USA, LLP

New York, NY

March 12, 2020

BentallGreenOak Real Estate US LLC
Statement of Financial Condition
For the year ended December 31, 2019

Assets		
Cash	$	2,002,079
Due from affiliated entities		1,641,521
Accounts receivable		4,428
Prepaid expenses		3,233
Total assets	**$**	**3,651,261**
Liabilities and Member's Equity		
Accrued expenses	$	1,570,129
Total liabilities		**1,570,129**
Commitments and contingencies		
Member's equity		2,081,132
Total liabilities and member's equity	**$**	**3,651,261**

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

BentallGreenOak Real Estate US LLC (the "Company") was formed as a Delaware Limited Liability Company on March 17, 2011. (The Company was previously named GreenOak Real Estate US LLC until July 1, 2019.) The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its license on February 3, 2012. The Company is a wholly-owned subsidiary of BGO US Real Estate, LP ("BGO LP"). The Company has two primary functions: 1) to act as an advisor on specific transactions or as a general corporate advisor and 2) to provide marketing and investor relations services to certain affiliated entities.

2. Summary of Significant Accounting Policies

Basis of accounting

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may significantly differ from those estimates.

Cash

Cash includes cash in banks held with a major financial institution and may exceed the federal insurable limits.

Concentrations and market risk

The Company is exposed to concentration risk in the event that its affiliated clients are unable to fulfill their remaining contractual commitments. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients, including its affiliates, and ensure that client engagements are executed properly.

Income Taxes

The accounts of the Company are included as part of a consolidated group which is treated as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City.

As of December 31, 2019, the Company has no material deferred tax assets or liabilities.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. While the regulatory capital may change during the year, at December 31, 2019, the Company had net capital requirements of $104,675 and Excess Net Capital, as defined, of $327,275. The Company's net capital ratio at December 31, 2019 was 3.63 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Related Party Balances

GreenOak Real Estate Advisors LP ("GreenOak ALP"), a subsidiary of BGO LP, provides the Company with certain personnel, facilities and services, as required in the normal course of the Company's business and as per the Expense Sharing Agreement ("ESA") dated January 1, 2017. As of December 31, 2019, $156,935 was due to GreenOak ALP under the ESA, which is included within Due from affiliated entities in the Statement of Financial Condition.

Additionally, the Company provides certain marketing and investor relations services with respect to certain investment funds managed by GreenOak ALP, GreenOak Real Estate Advisors LLP, GO Europe Advisor LP and GreenOak Asia Advisor LP (collectively the "Recipients"), all subsidiaries of BGO LP, as per the Services Agreement (the "Agreement") entered into on January 1, 2017. For the Costs (as defined in the Agreement) that are incurred by the Company in providing the services, each Recipient pays its allocable share of the Costs plus an 8% margin thereon. As of December 31, 2019, $1,664,158 was outstanding and is included within Due from affiliated entities in the Statement of Financial Condition.

The Company also pays certain expenses on behalf of funds managed by the Recipients. As of December 31, 2019, $134,298 was outstanding and is included within Due from affiliated entities in the Statement of Financial Condition for these types of expenses.

Lastly, certain direct expenses of the Company may be paid on its behalf by BGO LP or one of its affiliates. As of December 31, 2019, no amount was outstanding within Due to affiliated entities in the Statement of Financial Condition for these types of expenses.

5. Commitments and contingencies

FASB Accounting Standards Codification 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain various representations and warranties as well as the provision of general indemnifications. The Company's maximum potential amount of future payments that it could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

6. Going Concern

The Company had net cash used in operating activities of $666,496 and $1,184,341 in 2019 and 2018, respectively, both of which are indicators of a potential going concern uncertainty. The Company has received contributions of $800,000 and $750,000 from its Parent, the sole member, to fund its cash requirement in 2019 and 2018, respectively. The Company has received a commitment from its Parent stating it will continue to support the Company's cash requirements through March 31, 2021.

7. Subsequent Events

As of March 12, 2020, the date the Statement of Financial Condition was available for issuance, the Company determined that there are no events requiring disclosure.